May 21, 2008

Mail Stop 4561

Mr. Michael W. Dosland
President and Chief Executive Officer
First Federal Bankshares, Inc.
329 Pierce Street
Sioux City, Iowa 51101

**Re: First Federal Bankshares, Inc.
          Item 4.02 Form 8-K
          Filed February 25, 2008
          File Number: 000-25509**

Dear Mr. Dosland:

        We have completed our review of your Form 8-K, related filings and amendments and have no further comments at this time.

                                        Sincerely,

                                        John A. Spitz
                                        Senior Staff Accountant